UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

**INFORMATION STATEMENT PURSUANT TO SECTION 14(c)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Check the appropriate box:

[ ]   Preliminary Information Statement

[ ]   Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

[x]   Definitive Information Statement

ICBS INTERNATIONAL CORP.
(Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

[x]   No fee required

[ ]   Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11
        (1) Title of each class of securities to which transaction applies:
        (2) Aggregate number of securities to which transaction applies:
        (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-
            11 (set forth the amount on which the filing fee is calculated and state how it was determined):
        (4) Proposed maximum aggregate value of transaction:
        (5) Total fee paid:

[ ]   Fee paid previously with preliminary materials.

[ ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the
        filing for which the offsetting fee was paid previously. Identify the previous filing by registration
        statement number, or the Form or Schedule and the date of its filing.
        (1) Amount Previously Paid:
        (2) Form, Schedule or Registration Statement No.:
        (3) Filing Party:
        (4) Date Filed:

ICBS INTERNATIONAL CORP.
(a Florida corporation)

INFORMATION STATEMENT
Date first mailed to stockholders: May 20, 2005

Kobaltweg 11
3542CE Utrecht
The Netherlands
(Principal Executive Offices)

**WE ARE NOT ASKING YOU FOR A PROXY,
AND YOU ARE REQUESTED NOT TO SEND US A PROXY**.

Item 1. Information Required by Items of Schedule 14A.

Introduction.

This Information Statement is being mailed or otherwise being furnished to stockholders of ICBS International Corp., a Florida corporation (the "Company"), in connection with a certain shareholder action taken by written consent of the holders of a majority of our outstanding shares of Common Stock to approve amendments to our Articles of Incorporation, as amended (the "Amendments"). The purpose of the Amendments is to: (i) change our state of incorporation from Florida to Delaware; (ii) effect a reverse split (the "Reverse Stock Split") of our issued and outstanding Common Stock, $.001 par value per share (the "Common Stock") pursuant to which each ten (10) shares of our issued and outstanding Common Stock as of the record date of the Reverse Stock Split was combined and consolidated into one (1) share of Common Stock immediately following the Reverse Stock Split; (iii) authorize up to 1,000,000 shares of Preferred Stock ("Preferred Stock") which would allow the Board of Directors of the Company to issue, without further shareholder action, one or more series of Preferred Stock; and (iv) change the name of our Company from ICBS International Corp. to "Wah King Invest Corp."

Our Board of Directors approved the Amendments on May 9, 2005, and recommended that the Amendment be approved by our shareholders. The Amendments requires the approval of holders of a majority of the outstanding shares of our Common Stock. Under Florida law, we are permitted to obtain approval of the Amendment by written consent of the holders of outstanding shares of voting capital stock having not less than the minimum number of votes that would be necessary to approve the Amendment at a meeting at which all shares entitled to vote thereon were present and voted. Additionally, pursuant to the laws of the State of Florida and action previously taken by both our Board of Directors and shareholders, we have been authorized to undertake the Reverse Stock Split without changing our authorized capital. On May 3, 2005, holders of a majority of the shares of our Common Stock acted by written consent to approve the Amendments.

We have elected not to call a special meeting of our shareholders in order to eliminate the costs of and time involved in holding a special meeting. Our management has concluded that it is in the best interests of our Company to address this matter in the manner stated herein.

The Amendments have been filed with the Secretary of State of the State of Delaware and the State of Florida and are now effective.

Shareholders of record at the close of business on May 9, 2005 (the "Record Date"), are entitled to receive this Information Statement. As the Amendment has been duly approved by shareholders holding a majority of the outstanding shares of Common Stock, approval or consent of the remaining shareholders is not required and is not being solicited hereby or by any other means.

We have asked brokers and other custodians, nominees and fiduciaries to forward this Information Statement to the beneficial owners of our Common Stock held of record by such persons and will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

AMENDMENT TO RESTATED ARTICLES OF INCORPORATION, TO EFFECT A 10 FOR 1 REVERSE STOCK SPLIT

On May 9, 2005, our Board of Directors voted to authorize and recommend that our shareholders approve the Amendments to change the state of incorporation from Florida to Delaware, to create a preferred class of share, to affect the Reverse Stock Split and change our name. Also on May 9, 2005, shareholders representing a majority of the shares of our Common Stock outstanding consented in writing to the Amendments.

The terms of the Reverse Stock Split provide for each ten (10) of the outstanding shares of our Common Stock on the date of the Reverse Stock Split (the "Old Shares") will be automatically converted into one (1) share of our Common Stock (the "New Shares"), thereby reducing the number of shares of our Common Stock issued and outstanding.

The Amendment does not change the par value designation of our Common Stock, or the number of shares of our Common Stock authorized for issuance.

PURPOSE AND EFFECT OF THE AMENDMENTS

Our Board of Directors believes that as we expand outside the boundaries of the United States, as a publicly traded company, we should be incorporated in the State of Delaware. More than half a million business entities have their legal home in Delaware including more than 50% of all U.S. publicly-traded companies and 58% of the Fortune 500. Businesses choose Delaware because they provide a complete package of incorporation services including modern and flexible corporate laws, their highly-respected Court of Chancery, a business-friendly State Government, and the customer service oriented Staff at the Delaware Division of Corporations

Our Board of Directors further believes that the relatively low per-share market price of our Common Stock impairs the acceptability of our Common Stock to certain members of the investing public, as well as the viability of our current business plan. Because of the current low price of our Common Stock, our credibility as a viable business enterprise is negatively impacted. Specifically, many analysts will not or are not permitted to initiate coverage on any securities that trade below $5.00. In addition, certain investors view low-priced stock as unattractive or, as a matter of policy, are precluded from purchasing low-priced securities. However, certain other investors may be attracted to low-priced stock because of the greater trading volatility sometimes associated with such securities.

Because brokerage commissions on low-priced stock generally represent a higher percentage of the stock price than commissions on higher priced stock, the current share price of our Common Stock can result in individual stockholders paying transaction costs (commissions, markups or markdowns) that represent a higher percentage of their total share value than would be the case if the share price were substantially higher. This factor also may limit the willingness of institutions to purchase our Common Stock at its current price levels.

Also, our Board of Directors believes that some potential executives and other employees are less likely to consider working for a company with a low stock price, regardless of the size of the company's market capitalization. If the Reverse Stock Split successfully increases the per share price of our Common Stock (of which there can be no assurance), our Board of Directors believes this increase could enhance our Company's ability to attract and retain key executives and other employees. The reduction in the number of outstanding shares is expected to increase the bid price of our Common Stock, although there can be no assurance that the price will increase in inverse proportion to the ratio of the Reverse Stock Split ratio.

For these reasons our Board of Directors has chosen to adopt and recommend the Reverse Stock Split.

The market price of our Common Stock is also based on factors, which may be unrelated to the number of shares outstanding. These factors include our performance, general economic and market conditions and other factors, many of which are beyond our control.

The Reverse Stock Split will affect all of the holders of our Common Stock uniformly. Any fractional shares existing as a result of the Reverse Stock Split shall be rounded to the next higher whole number to those shareholders who are entitled to receive them as a consequence of the Reverse Stock Split. After the Effective Date of the Reverse Stock Split, each stockholder will own a reduced number of shares of our Common Stock, but will hold the same percentage of the outstanding shares as such stockholder held prior to the Effective Date. The Reverse Stock Split will have an impact on the number of shares of our Common Stock that may be issued upon the conversion of our outstanding Convertible Debentures, as the conversion price will be adjusted accordingly.

The liquidity of our Common Stock may be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split. In addition, the split will increase the number of shareholders who own odd-lots. An odd-lot is fewer than 100 shares. Such shareholders may experience an increase in the cost of selling their shares and may have greater difficulty in making sales.

The Reverse Stock Split will not affect the par value of our Common Stock. As a result, on the Effective Date, the stated capital on our balance sheet attributable to our Common Stock will be reduced in proportion with the exchange ratio for the Reverse Stock Split and our additional paid-in capital account will be credited with the amount by which the stated capital is reduced. These accounting entries will have no impact on total stockholders' equity. All share and per share information will be retroactively adjusted following the Effective Date to reflect the Reverse Stock Split for all periods presented in future filings.

The Board considered reducing the number of shares of authorized Common Stock in connection with the Reverse Stock Split, but determined that the availability of additional shares may be beneficial to our Company in the future. The availability of additional authorized shares will allow the Board to issue shares for corporate purposes, if appropriate opportunities should arise, without further action by the stockholders or the time delay involved in obtaining stockholder approval (except to the extent that approval is otherwise required by applicable law). Such purposes could include meeting requirements for capital expenditures or working capital or, depending on the market conditions, effecting future acquisitions of other businesses through the issuance of shares.

Because the Reverse Stock Split results in an increased number of authorized but unissued shares of our Common Stock, it may be construed as having an anti-takeover effect. Although the Reverse Stock Split is not being undertaken by the Board for this purpose, in the future the Board could, subject to its fiduciary duties and applicable law, use the increased number of authorized but unissued shares to frustrate persons seeking to take over or otherwise gain control of our Company by, for example, privately placing shares with purchasers who might side with the Board in opposing a hostile takeover bid. Shares of Common Stock could also be issued to a holder that would thereafter have sufficient voting power to assure that any proposal to amend or repeal our Bylaws or certain provisions of our Articles of Incorporation would not receive the requisite vote. Such uses of our Common Stock could render more difficult, or discourage, an attempt to acquire control of our Company if such transactions were opposed by the Board.

The Reverse Stock Split and the other terms of the Amendment will have the following effects upon our Common Stock:

The number of shares owned by each holder of Common Stock will be reduced by the ratio of ten (10) to one (1), reducing the number of shares of our Common Stock outstanding from 33,871,702 shares, to approximately 3,387,170 shares;

The number of shares of Common Stock we are authorized to issue will remain the same at 300,000,000 shares; and

The par value of our Common Stock will remain the same.

The New Shares will be fully paid and non-assessable. The Amendments will not change any of the other the terms of our Common Stock. The New Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Old Shares. Each shareholder's percentage ownership of the New Shares will not be altered.

Because the number of authorized shares of our Common Stock will not be reduced, the overall effect will be an increase in authorized but unissued shares of our Common Stock as a result of the Reverse Stock Split. These shares may be issued by our Board of Directors in its sole discretion. Any future issuance will have the effect of diluting the percentage of stock ownership and voting rights of the present holders of our Common Stock.

The Board of Directors believes that it is in the best interests of both the Company and its stockholders to create a class of preferred stock as a part of the Company's capital stock. The Preferred Stock will be "blank check" preferred stock, giving the Board the authorization to issue preferred stock from time to time in one or more series and to fix the number of shares and the relative dividend rights, conversion rights, voting rights and special rights and qualifications of any such series. Any issuance of preferred stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and increasing the number of votes required approving a change in control of the Company.

It is not possible to state the effects of the amendment upon the rights of the holders of common stock until the Board determines the respective rights of the holders of one or more series of preferred stock. The effects of such issuance could include, however, (i) reductions of the amount otherwise available for payment of dividends on common stock; (ii) restrictions on dividends on common stock; (iii) dilution of the voting power of common stock; and (iv) restrictions on the rights of holders of common stock to share in the Company's assets on liquidation until satisfaction of any liquidation preference granted to the holders of such subsequently designated series of preferred stock.

The amendment will give the Company increased financial flexibility as it will allow shares of preferred stock to be available for issuance from time to time as determined by the Board of Directors for any proper corporate purpose. Such purpose could include, without limitation, issuance for cash as a means of obtaining capital for use by the Company, or issuance as part or all of the consideration required to be paid by the Company for acquisitions of other businesses or properties.

Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued, to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of the Company. The ability of the Board to issue such additional shares of preferred stock, with rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price for their shares in a tender offer or the temporary increase in market price that such an attempt could cause. Moreover, the issuance of such additional shares of preferred stock to persons friendly to the Board could make it more difficult to remove incumbent managers and directors from office even if such change were to be favorable to stockholders generally. While the amendment may have anti-takeover ramifications, the Board of Directors believes that financial flexibility offered by the amendment outweighs any disadvantages.

We have no present intention of seeking to terminate our registration and our reporting requirements under the Exchange Act.

MANNER OF EFFECTING THE REVERSE STOCK SPLIT

The Reverse Stock Split will be effective no sooner than 20 days after the date this Information Statement is first mailed to you our stockholders. We anticipate that the Reverse Split will be effective on or around June 9, 2005 (the "Effective Date"). As soon as practicable after the Effective Date, our transfer agent, Interwest Transfer Company, Inc. (the "Transfer Agent"), of 1981 E. 4800 South, Suite 100, Salt Lake City, Utah 84117, telephone number (801) 272-9294, will send a letter of transmittal to each holder of record of Old Shares outstanding on the Effective Date. The letter of transmittal will contain instructions for the surrender of certificates representing the Old Shares. Upon proper completion and execution of the letter of transmittal and return thereof, together with certificates representing the Old Shares, a shareholder will be entitled to receive a certificate representing the number of the New Shares into which his Old Shares have been reclassified as a result of the Reverse Stock Split. Shareholders should not submit any certificates until requested to do so. No new certificate will be issued to a shareholder until such shareholder has surrendered his outstanding certificates, together with the properly completed and executed letter of transmittal. Until so surrendered, each outstanding certificate representing the Old Shares will be deemed for all corporate purposes after the Effective Date to evidence ownership of the New Shares in the appropriately reduced number.

THE AMENDMENTS AND THE REVERSE SPLIT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERIT OF THE AMENDMENT OR THE REVERSE SPLIT NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PLEASE NOTE THAT THIS IS NEITHER A REQUEST FOR YOUR VOTE NOR A PROXY STATEMENT, BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE AMENDMENT AND THE REVERSE SPLIT AND THEIR EFFECTS AND TO PROVIDE YOU WITH INFORMATION ABOUT THE AMENDMENT AND THE REVERSE SPLIT AND THE BACKGROUND OF THESE TRANSACTIONS.

NO RIGHTS OF APPRAISAL

Under the laws of the State of Florida, shareholders are not entitled to appraisal rights with respect to the Amendment, and we will not independently provide shareholders with any such right. Section 607.1320 of the Florida Law entitled Procedure for Exercise of Dissenters' Rights, states that a dissenting shareholder of the Company my file a notice of election to dissent with the Company. The Company shall make a written offer to pay an amount it estimates to be the fair value for such shares. If the Company fails to make an offer within the specified time, the dissenting shareholder may file an action in any court of competent jurisdiction in the county in the State of Florida where the registered office of the Company is located requesting that the fair value of such shares be determined. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.

VOTE REQUIRED

The Amendment requires the approval of the holders of a majority of the outstanding shares of our Common Stock. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote. There were 33,871,702 shares of our Common Stock outstanding as of May 9, 2005. On that date, shareholders representing 18,859,018 shares (55.67%) of our Common Stock, which is a majority of the shares outstanding, consented in writing to the Amendment.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT

The following is a summary of certain material federal income tax consequences of the Reverse Stock Split, and does not purport to be a complete discussion of all of the possible federal income tax consequences of the Reverse Stock Split. It does not discuss any state, local, foreign or minimum income or other U.S. federal tax consequences. Also, it does not address the tax consequences to shareholders who are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, non resident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the Old Shares were, and the New Shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (generally, property held for investment). The tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder.

EACH SHAREHOLDER SHOULD CONSULT WITH SUCH SHAREHOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE CONSEQUENCES OF THE REVERSE STOCK SPLIT.

No gain or loss should be recognized by a shareholder of our Company upon such shareholder's exchange of Old Shares for New Shares pursuant to the Reverse Stock Split. The aggregate tax basis of the New Shares received in the Reverse Stock Split will be the same as the shareholder's aggregate tax basis in the Old Shares exchanged therefor. The shareholder's holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered in the Reverse Stock Split.

AMENDMENT TO CHANGE OUR NAME

The holders of a majority of our issued and outstanding Common Shares have also approved a change to our name to "Wah King Invest Corp." We believe that this name change provides a more appropriate description of our business than our current name and will provide the investing public and business community with a better understanding of our business plan. The trading symbol for our Common Stock will also be changed, but this new symbol is not available to us as of the preparation date of this Information Statement. However, our new trading symbol will become so available prior to dissemination of this Information Statement to our shareholders and will be included in the correspondence included in the mailing. This change in our name will become effective on the same day as the Reverse Stock Split.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of our Company's Common Stock as of May 9, 2005, including (i) each person known to the Company to own beneficially more than 5% of our Common Stock, (ii) each director, (iii) each executive officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person in the table has sole voting and investment power as to the shares shown. All references to share ownership are presented on a pre-reverse split basis.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF CLASS (1)
Fabrice Zambito 1480 Rue Bégin, Saint-Laurent, Quebec H4R 1X1	3,200,000 common shares	9.45%
Ma Yuk King Kobaltweg 11 3542CE Utrecht The Netherlands	2,949,512 common shares	8.71%
JATh Steenbergen Kobaltweg 11 3542CE Utrecht The Netherlands	1,600,000 common shares	4.72%
Amstel Holdings B.V. Ltd Kobaltweg 11 3542CE Utrecht The Netherlands	7,154,753 common shares	21.12%
Pinnacle Associates, LLC 980 Post Road East, 2nd Floor Westport, CT 06880	8,954,753 common shares(2)	26.44%
Grassy Knoll Associates, LLC 980 Post Road East, 2nd Floor Westport, CT 06880	1,800,000 common shares(2)	5.31%

(1) Based on 33,871,702 common shares outstanding as of May 9, 2005.

(2) The 1.8 million shares owned by Grassy Knoll Associates LLC and 1.8 million shares owned by Pinnacle Associates LLC for a total of 3.6 million shares are subject to an irrevocable proxy with a prior shareholder of the Company who is unrelated to any owner of these two companies, and to any officer or director of the Company.

The following table lists, as of May 9, 2005, the number of common shares beneficially owned, and the percentage of the Company's common shares so owned, by each director and by all directors and executive officers as a group.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF CLASS (1)
Jerry Gruenbaum	1,800,000 common shares(2)	5.31%
Nathan Lapkin	8,954,753 common shares(3)	26.44%
Russ Haugen	500,000 common shares	1.48%
Directors and Officer as a group	11,254,753 common shares	33.23%

(1) Based on 33,871,702 common shares outstanding as of May 9, 2005.

(2) Jerry Gruenbaum owns no shares of the Company directly. He is attributed to owning all of the 1.8 million shares owned by Grassy Knoll Associates LLC which is owned by a related party to him. He directly or indirectly can not vote any of the shares that are owned by Grassy Knoll Associates LLC. The 1.8 million shares owned by Grassy Knoll Associates LLC are subject to an irrevocable proxy with a prior shareholder of the Company which is unrelated to any owner of Grassy Knoll Associates LLC, and to any officer or director of the Company. Therefore neither Jerry Gruenbaum nor anyone related to him or under his control may vote these shares

(3) Nathan Lapkin owns no shares of the Company directly. He is attributed to owning all of the shares owned by Pinnacle Associates LLC which is owned by a related party to him. He directly or indirectly can not vote 1.8 million that are owned by Pinnacle Associates LLC. The 1.8 million shares owned by Pinnacle Associates LLC are subject to an irrevocable proxy with a prior shareholder of the Company which is unrelated to any owner of Pinnacle Associates LLC, and to any officer or director of the Company. Therefore neither Nathan Lapkin nor anyone related to him or under his control may vote these shares

Item 2   Statement That Proxies Are Not Solicited

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Item 3.   Interest of Certain Persons in or Opposition to Matters to Be Acted Upon

The board of directors approved the Reverse Split, and the name change on May 9, 2005. At that time and as of the date of this Information Statement, the directors and officers of the Company beneficially owned 11,254,753 shares of the Company, of which 3.6 million shares are subject to an irrevocable proxy with a prior shareholder of the Company who is unrelated to any officer or director of the Company, and, accordingly, had an interest in the vote for Amendments.

Item 4. Proposals by Security Holders.

Not applicable as no proposals submitted.

Additional Information

Additional information concerning the Company, including its annual report on Form 10-KSB for the fiscal year ended July 31, 2004, which have been filed with the Securities and Exchange Commission, may be accessed through the Edgar archives, at www.sec.gov and is incorporated herein by reference.

BY ORDER OF THE BOARD OF DIRECTORS

Jerry Gruenbaum, Chief Executive Officer

Amsterdam, The Netherlands
May 20, 2005